                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              WHITTAKER CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    767597107
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                                 (CUSIP NUMBER)

                             BLAVIN & COMPANY, INC.
                           29621 Northwestern Highway
                           Southfield, Michigan 48034
                            Tel. No.: (248) 213-0457
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                             Eliot D. Raffkind, P.C.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                December 15, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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--------------------------------                  ------------------------------
CUSIP No. 767597107                                    Page ___ of   ___Pages

                                       13D
--------------------------------                  ------------------------------

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      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Blavin & Company, Inc.
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [ ]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS*

               AF, WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

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      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       969,376
                                       -----------------------------------------
              OWNED BY
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                       -----------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               969,376
                                       -----------------------------------------

                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               969,376
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.54%
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     14        TYPE OF REPORTING PERSON*
               CO
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         *SEE INSTRUCTIONS BEFORE FILLING OUT


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


--------------------------------                  ------------------------------
CUSIP No. 767597107                                    Page ___ of   ___Pages

                                       13D
--------------------------------                  ------------------------------

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      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Paul W. Blavin
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       969,376
                                       -----------------------------------------
              OWNED BY
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                       -----------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               969,376
                                       -----------------------------------------

                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               969,376
--------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.54%
--------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT


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

                                  SCHEDULE 13D

                   This Schedule 13D (the "Schedule 13D") is being filed on behalf of Blavin & Company, Inc., a Delaware corporation ("BCI"), and Mr. Paul
W. Blavin, the principal of BCI, relating to shares of Common Stock of Whittaker Corporation (the "Issuer").

                   This Schedule 13D relates to shares of Common Stock of the Issuer purchased by BCI for the account of (i) PWB Value Partners, L.P. ("PWB"), of which BCI is the general partner, and (ii) four other accounts for which BCI acts as investment advisor (collectively, the "Clients").

ITEM 1.            SECURITY AND ISSUER

                   Securities acquired: Shares of Common Stock, par value $0.01 per share

                   Issuer:       Whittaker Corporation
                                 1955 North Surveyor Ave.
                                 Simi Valley, CA  93063
                                 Tel. No. (805) 526-5700

ITEM 2.            IDENTITY AND BACKGROUND

                   Blavin & Company, Inc., a Delaware corporation, provides investment management services to private individuals and institutions and is located at 29621 Northwestern Highway, Southfield, MI 48034. Mr. Blavin is the principal of BCI. The principal occupation of Mr. Blavin is investment management, and he is a United States citizen. His business address is 29621 Northwestern Highway, Southfield, MI 48034. Neither BCI nor Mr. Blavin has been convicted in a criminal proceeding during the last five years. Neither BCI nor Mr. Blavin is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS

                   As of December 22, 1998, BCI had invested (i) $4,607,997.73 in shares of Common Stock through PWB and (ii) $2,082,837.89, $744,030.04, $2,383,000.00 and $2,015,886.94 in shares of Common Stock through each of the Clients, all as described in Item 5 below. The source of these funds was the working capital of each of PWB and the Clients, as the case may be.



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

ITEM 4.            PURPOSE OF THE TRANSACTION

                   BCI and Mr. Blavin acquired shares of Common Stock for portfolio investment purposes and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but BCI and Mr. Blavin reserve the right to consider or make such plans and/or proposals in the future. BCI and Mr. Blavin reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of BCI's general investment and trading policies, market conditions or other factors. BCI may contact the Issuer and/or other shareholders or third parties regarding potential strategies to increase shareholder value. Other than as described above, neither BCI nor Mr. Blavin has present plans or proposals which would result in any of the following:

                      1) any extraordinary corporate transaction, such as a
                 merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                      2) any sale or transfer of a material amount of assets of
                 the issuer or any of its subsidiaries;

                      3) any change in the present board of directors or
                 managers of the issuer;

                      4) any material change in the present capitalization or
                 dividend policy of the issuer;

                      5) any other material change in the issuer's business or
                 corporate structure;

                      6) any change in the issuer's charter, by-laws or
                 instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                      7) causing a class of securities of the issuer to be
                 delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                      8) causing a class of securities of the issuer to become
                 eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                      9) any action similar to any of those enumerated above.


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



ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

                   (a) As of December 22, 1998, BCI and Mr. Blavin are beneficial owners of 969,376 shares of Common Stock of the Issuer or 8.54% of the shares outstanding. The 969,376 shares described above are beneficially owned by BCI and Mr. Blavin for the account of PWB and each of the Clients, as the case may be.

                   The number of shares beneficially owned by BCI and Mr. Blavin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of BCI and Mr. Blavin on December 22, 1998 is based on 11,345,199 outstanding shares of Common Stock as of November 1, 1998 as reported in the Issuer's Form 8-A filed with the Commission on November 30, 1998.

                   (b) BCI and Mr. Blavin for the account of each of PWB and the Clients have the power to vote and dispose of the shares of Common Stock held by each such entity.

                   (c) The transactions in the Issuer's securities by BCI during the last sixty days are listed as Annex A attached hereto and made apart hereof.

                   (d)    Not Applicable.

                   (e)    Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                   Not Applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

                   Not Applicable.



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



                                     ANNEX A


              Transaction       Buy/Sell     Quantity       Price per
                  Date                       (shares)       Share ($)
           -------------------------------------------------------------------
                12/15/98          Buy         862,676        11.9150













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




SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 22, 1998



                                          Blavin & Company, Inc.


                                          By: /s/ Paul W. Blavin
                                             ----------------------------------
                                              PAUL W. BLAVIN, President



                                          /s/ Paul W. Blavin
                                          --------------------------------
                                          PAUL W. BLAVIN









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